February 8, 2019

Mark Armstrong
Chief Executive Officer
GC Palomar Holdings
7979 Ivanhoe Avenue, Suite 500
La Jolla, California 92037

       Re: GC Palomar Holdings
           Draft Registration Statement on Form S-1
           Submitted December 14, 2018
           CIK No. 0001761312

Dear Mr. Armstrong:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Our Competitive Strengths, page 5

1. You state in the last paragraph on page 6 that your hypothetical net loss in the event of a historically significant catastrophe such as the 1906 San Francisco or the 1994 Northridge earthquake would be capped at $6.15 million. Please clarify to the extent true that you remain ultimately liable for your policies in the event that the reinsurers are unable to pay any claims, and that the amount of reinsurance you are able to obtain may change from time to time. Additionally, if you also have exposure from your earthquake policies for attritional losses arising from fire damage, please disclose this fact. Mark Armstrong
FirstName LastNameMark Armstrong
GC Palomar Holdings
Comapany NameGC Palomar Holdings
February 8, 2019
February 8, 2019 Page 2
Page 2
FirstName LastName
Summary Risk Factors, page 9

2. Please add a bullet discussing the control Genstar Capital will have after the offering, including its affiliation with board members, and a separate bullet discussing material terms of your debt.
3. Please expand the eighth bullet to specify that over 70% of your gross written premiums for the year ended December 31, 2017 were distributed through two program administrators, as you more fully explain in your risk factor on page
20.
Corporate Information, page 10

4. You state on page 10 that you are majority owned by Genstar Capital, but you also state here that your current sole shareholder is GC Palomar Investor LP, which currently holds one share. Please expand your disclosure to more clearly explain your current structure and the transactions you reference as "domestication transactions."
Implications of Being an Emerging Growth Company, page 10

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum. . ., page 39

6. We note that your forum selection provision identifies federal district courts of the United
         States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please disclose that there is uncertainty as to whether a court would enforce such provision.
Use of Proceeds, page 44

7. To the extent known, please revise to state the approximate amount of proceeds intended to be contributed to your insurance subsidiaries.
Capitalization, page 46

8. We note your domestication transactions and Genstar Capital Stockholders Agreement that will be executed prior to the offering and impact your net tangible book value per share. Please tell us your consideration of disclosing unaudited pro forma financial information to give effect to the consummation of these probable events, including the conversion of outstanding securities.
 Mark Armstrong
GC Palomar Holdings
February 8, 2019
Page 3
Industry
Specialty Property Industry, page 75

9. Please expand on your disclosure in the last sentence of the first full paragraph on page 77 to explain why you believe you have a unique opportunity.
Business
Technology, page 98

10. Please clarify the extent to which your proprietary technology platform is licensed rather than developed in-house, and disclose any material license agreements. Consolidated Financial Statements, page F-1

11. You have only included two years of audited financial statements when comparative interim unaudited financial statements are also required. Please advise if you are omitting required financial statements under Section 71003 of the FAST Act and will amend to include all financial statements required by Regulation S-X at the date of such amendment prior to requesting effectiveness.
Note 11. Capital Stock, page F-31

12. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common share leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.
General

13. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.
       You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameMark Armstrong
                                                             Division of
Corporation Finance
Comapany NameGC Palomar Holdings
                                                             Office of
Healthcare & Insurance
February 8, 2019 Page 3
cc:       Michael S. Kagnoff, Esq.
FirstName LastName